

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

M. Susan Hardwick
Senior Vice President and Chief Financial Officer
Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

> **Re:** **Vectren Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 1-15467**

Dear Ms. Hardwick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

18. Gas Rate & Regulatory Matters

Regulatory Treatment of Investments in Natural gas Infrastructure Replacement, page 95

1. Please explain to us in detail why the method of recognition of allowable costs in rates associated with bare steel and cast iron replacement activities of Indiana Gas and SIGECO, the capital infrastructure program of Indiana Gas and replacing base steel and cast iron pipelines and other infrastructure by VEDO are not considered phase-in plans as defined in ASC 980-340-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief